                                   EXHIBIT 12


STATEMENT RE COMPUTATION OF RATIOS
ASSOCIATED BANC-CORP
Computation of the Ratio of Earnings to Fixed Charges
($ in Thousands)


                                                                         YEARS ENDED DECEMBER 31,
                                                        ---------------------------------------------------------
                                                           2000        1999        1998        1997       1996
                                                        ---------   ---------   ---------   ---------   ---------
Earnings:
Income before income taxes                              $ 229,821   $ 237,316   $ 232,963   $ 116,268   $ 165,189
Fixed charges, excluding interest on deposits             169,529     106,379      67,085      75,522      56,478
Fixed charges, including interest on deposits             549,421     420,454     412,477     412,965     377,393
Adjusted earnings, excluding interest on deposits         399,350     343,695     300,048     191,790     221,667
Adjusted earnings, including interest on deposits         779,242     657,770     645,440     529,233     542,582

Fixed Charges:
Total interest expense                                  $ 547,590   $ 418,775   $ 411,028   $ 411,637   $ 375,922
Interest on deposits                                      379,892     314,075     345,392     337,443     320,915
Interest expense component of net rent expense              1,831       1,679       1,449       1,328       1,471
Fixed charges, excluding interest on deposits             169,529     106,379      67,085      75,522      56,478
Fixed charges, including interest on deposits             549,421     420,454     412,477     412,965     377,393

Ratio of Earnings to Fixed Charges:
Excluding interest on deposits                               2.36x       3.23x       4.47x       2.54x       3.92x
Including interest on deposits                               1.42        1.56        1.56        1.28        1.44